UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
_________________________

MTC Technologies, Inc.
(Name of Issuer)
_______________________

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
________________________

55377A 10 6
(CUSIP Number)
________________________

Sheila C. Cheston, Esq.
BAE Systems, Inc.
1601 Research Boulevard
Rockville, MD 20850
(301) 838-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
___________________________

Copy to:
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
_________________________

December 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55377A 10 6

(1)	NAME OF REPORTING PERSONS BAE Systems, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 5,612,887*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,612,887*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

____________________________
* Beneficial ownership of 5,612,887 shares of Common Stock (as defined below) referred to herein is being reported hereunder because BAE Systems, Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by BAE Systems, Inc. that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 55377A 10 6

(1)	NAME OF REPORTING PERSONS BAE Systems plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 5,612,887*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,612,887*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

____________________________
* Beneficial ownership of 5,612,887 shares of Common Stock (as defined below) referred to herein is being reported hereunder (i) because BAE Systems, Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in this Schedule 13D and (ii) because BAE Systems plc, as the owner of 100% of the capital stock of BAE Systems, Inc., may be deemed to have beneficial ownership of any shares which BAE Systems, Inc. is deemed to beneficially own.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by BAE Systems plc that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.                     Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of MTC Technologies, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4032 Linden Avenue, Dayton, Ohio 45432.

Item 2.                     Identity and Background

This Schedule 13D is filed on behalf of (i) BAE Systems, Inc., a Delaware corporation, which is a wholly owned subsidiary of BAE Systems plc, and (ii) BAE Systems plc, a public limited company registered in England and Wales, (collectively, the “Reporting Persons”).

The Reporting Persons are engaged in the manufacture, development and sale of defense products and services for air, land and naval forces as well as advanced electronics, information technology solutions and customer support services in many countries in the world.

The address of the principal office of BAE Systems, Inc. is 1601 Research Boulevard, Rockville, Maryland 20850, USA.  The address of the principal office of BAE Systems plc is 6 Carlton Gardens, London, England SW1Y 5AD, United Kingdom.

Set forth in Schedules A and B hereto, which are incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the Reporting Persons’ respective directors and executive officers, as of the date hereof.  Other than such directors and executive officers, there are no persons controlling either of the Reporting Persons.

During the past five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named in Schedule A or B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named in Schedule A or B hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration

As more fully described in response to Items 4 and 5, the shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons, and thus, no funds were used for such purpose.

Item 4.                     Purpose of Transaction

(a) - (b) Rajesh K. Soin and Rivas Enterprises Limited Partnership III (each, a “Stockholder” and, collectively, the “Stockholders”) and BAE Systems, Inc. are parties to a Stockholder Voting Agreement dated as of December 21, 2007 (the “Voting Agreement”) with respect to 5,612,887 shares of Common Stock (collectively, the “Subject Shares”) held of record by the Stockholders.  The Voting Agreement was entered into as a condition to the willingness of BAE Systems, Inc. to enter into an Agreement and Plan of Merger, dated as of December 21, 2007 (the “Merger Agreement”), by and among BAE Systems, Inc., Mira Acquisition Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of BAE Systems, Inc. (“Merger Sub”), and the Issuer.  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”) and upon the consummation of the Merger the Issuer will continue as the surviving corporation (the “Surviving Corporation”) and become an indirect, wholly owned subsidiary of BAE Systems, Inc.  The Merger is subject to a number of conditions, and there is no certainty that the Merger will be consummated.  The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated by reference herein.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be.  The existing directors of Merger Sub are Walter P. Havenstein and Sheila C. Cheston.  Pursuant to the Merger Agreement, at the Effective Time, the officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal and until their respective successors are duly appointed and qualified, as the case may be. The existing officers of Merger Sub are Douglas Belair, President, Raymond A. Parra, Vice President and Secretary, Carroll L. Marcus, Jr., Vice President and Treasurer, Sheila C. Cheston, Vice President and Assistant Secretary, Robert T. Murphy, Vice President and Assistant Treasurer, Paul W. Cobb, Jr., Assistant Secretary, Leo Millstein, Assistant Secretary and Terry L. Shaw, Assistant Treasurer.

(e) Other than as a result of the Merger described above, not applicable.

(f) Other than as a result of the Merger described above, not applicable.

(g) Pursuant to the Merger Agreement, at the Effective Time the Amended and Restated Certificate of Incorporation of Issuer, shall be amended to read in its entirety as set forth in Exhibit B of the Merger Agreement, which is incorporated herein by reference, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.  Pursuant to the Merger Agreement, at the Effective Time, the Amended and Restated Bylaws of Issuer, shall be amended to read in their entirety as set forth in Exhibit C of the Merger Agreement, which is incorporated herein by reference, and, as so amended, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the Certificate of Incorporation of the Surviving Corporation and applicable law.

(h) - (i) At the Effective Time, the Common Stock will be delisted from the Nasdaq Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, none of the Reporting Persons currently have any plans or proposals which relate to, or may result in, any actions similar to the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.                   Interest in Securities of the Issuer

(a) - (b) As a result of the Voting Agreement, BAE Systems, Inc. may be deemed to be the beneficial owner of the Subject Shares for purposes of Rule 13d-3 under the Act.  BAE Systems plc, as the owner of 100% of the capital stock of BAE Systems, Inc., may be deemed to be the beneficial owner of any Subject Shares which BAE Systems, Inc. may be deemed to beneficially own.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either BAE Systems, Inc. or BAE Systems plc that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The Subject Shares constitute approximately 37.1% of the issued and outstanding shares of Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 15,147,906 shares of Common Stock issued and outstanding at the close of business on December 21, 2007.  Pursuant to the Voting Agreement any shares of capital stock of the Issuer acquired by any of the Stockholders after the date of the Voting Agreement and during the term of the Voting Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Voting Agreement.  Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in BAE Systems, Inc. and BAE Systems plc being deemed to acquire beneficial ownership of additional securities of the Issuer.

Pursuant to the Voting Agreement, the Stockholders agreed to, among other things, vote (or cause to be voted or provide written consent with respect to) their respective Subject Shares (and any shares of capital stock of the Issuer acquired by such Stockholder after the date of the Voting Agreement and during the term of the Voting Agreement) (i) in favor of adopting the Merger Agreement or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the Merger or other transactions contemplated by the Merger Agreement is sought and (ii) against (and withhold consent with respect to) certain other alternative transactions, including any transactions which would impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the timely consummation of the Merger.  The Stockholders have granted an irrevocable proxy to BAE Systems, Inc., Sheila C. Cheston and Robert T. Murphy, or any of them and any individual designated in writing by any of them, and each of them individually, to vote their Subject Shares or grant a consent or approval in respect of the Subject Shares in accordance with the immediately preceding sentence.  The Stockholders also agreed not to solicit or engage in discussions or negotiations in connection with any alternative Company Takeover Proposal (as defined in the Merger Agreement) and not to transfer or otherwise dispose of the shares of Common Stock to which the Voting Agreement applies.  The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Voting Agreement, which is attached as Exhibit 2 hereto.

The Voting Agreement will terminate upon the earlier of the consummation of the Merger and the termination of the Merger Agreement in accordance with its terms, subject to the Stockholders’ obligations in the following sentence. If the Merger Agreement is terminated (a) in circumstances where BAE Systems, Inc. is or may be entitled to a payment by the Issuer in connection with termination of the Merger Agreement and (b) the Issuer or any of its subsidiaries enters into a definitive agreement with respect to a Company Takeover Proposal or the transactions contemplated by any Company Takeover Proposal are consummated within 12 months of such termination, then subject to consummation of such Company Takeover Proposal (or another Company Takeover Proposal consummated in lieu of such Company Takeover Proposal), the Stockholders shall jointly and severally pay to BAE Systems, Inc. an amount in cash equal to 50% of the Excess Profit (as defined in Voting Agreement), if any, of the Stockholders from such consummated Company Takeover Proposal.

(c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A or B hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) Pursuant to the terms of the Voting Agreement, BAE Systems, Inc. is entitled to a portion of the proceeds of the sale of the Subject Shares under limited circumstances, as described in Item 5 (a) - (b) above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger by and among BAE Systems, Inc., Mira Acquisition Sub Inc. and MTC Technologies, Inc., dated as of December 21, 2007.
2	Stockholder Voting Agreement by and between BAE Systems, Inc., Rajesh K. Soin and Rivas Enterprises Limited Partnership III, dated as of December 21, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 31, 2007

BAE SYSTEMS, INC.,

By:	/s/ Sheila C. Cheston
Name: Sheila C. Cheston
Title: Senior Vice President and General Counsel

BAE SYSTEMS PLC,

By:	/s/ David Parkes
Name: David Parkes
Title: Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger by and among BAE Systems, Inc., Mira Acquisition Sub Inc. and MTC Technologies, Inc., dated as of December 21, 2007.
2	Stockholder Voting Agreement by and between BAE Systems, Inc., Rajesh K. Soin and Rivas Enterprises Limited Partnership III, dated as of December 21, 2007.

SCHEDULE A

Directors and Executive Officers of BAE Systems, Inc.

The following is a list of the directors and executive officers of BAE Systems, Inc., setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Each director and officer is a citizen of the United States and the business address for each director and officer is 1601 Research Boulevard, Rockville, MD 20850, USA.

Board of Directors of BAE Systems, Inc.

Name	Present Principal Occupation
Mark H. Ronald	Chairman Former President & CEO, BAE Systems, Inc.
Lee H. Hamilton	Outside Director
Richard J. Kerr	Outside Director
Kenneth A. Minihan	Outside Director
Robert J. Natter	Outside Director
J. H. Binford Peay, III	Outside Director
William Schneider, Jr.	Outside Director
Anthony C. Zinni	Outside Director
Michael J. Turner	Chief Executive Officer, BAE Systems plc
George W. Rose	Group Finance Director, BAE Systems plc

Name	Present Principal Occupation
Walter P. Havenstein	President & CEO, BAE Systems, Inc.
Sheila C. Cheston	Senior Vice President and General Counsel, BAE Systems, Inc.
Robert J. Fitch	Senior Vice President Government Relations, BAE Systems, Inc.
Robert T. Murphy	Senior Vice President and Chief Financial Officer, BAE Systems, Inc.

SCHEDULE A

Executive Officers of BAE Systems, Inc.

Name	Position
Walter P. Havenstein	President & CEO, BAE Systems, Inc.
Sheila C. Cheston	Senior Vice President and General Counsel, BAE Systems, Inc.
Robert J. Fitch	Senior Vice President Government Relations, BAE Systems, Inc.
Robert T. Murphy	Senior Vice President and Chief Financial Officer, BAE Systems, Inc.

SCHEDULE B

Directors and Executive Officers of BAE Systems plc

The following is a list of the directors and executive officers of BAE Systems plc, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Except as otherwise indicated, each director and officer is a citizen of the United Kingdom and the business address for each director and officer is 6 Carlton Gardens, London,  SW1Y 5AD, UK.

Board of Directors of BAE Systems plc

Name	Present Principal Occupation
Richard Olver	Chairman
Christopher Geoghegan	Executive Director Group Executive Director, Businesses
Walter P. Havenstein (U.S. citizen)	Executive Director President & CEO, BAE Systems, Inc.
Ian King	Executive Director Chief Operating Officer, UK/ Rest of the World
George Rose	Executive Director Group Finance Director
Michael Turner	Executive Director Chief Executive Officer
Philip Carroll (U.S. citizen)	Non-Executive Director
Michael Hartnall	Non-Executive Director
Andrew Inglis	Non-Executive Director

Name	Present Principal Occupation
Member of the board of directors of BP p.l.c. and a member of the BP executive management team (1 St. James’s Square, London, England)
Sir Peter Mason KBE	Non-Executive Director Chief Executive of AMEC plc. (76 - 78 Old Street, London, England)
Roberto Quarta (Italian and U.S. citizen)	Non-Executive Director
Sir Nigel Rudd	Non-Executive Director
Peter Weinberg (U.K and U.S. citizen)	Non-Executive Director Senior Director, Goldman Sachs Inc. (85 Broad St., New York, NY U.S.A.)

SCHEDULE B

Executive Officers of BAE Systems plc

Name	Position
Christopher Geoghegan	Group Executive Director, Businesses
Walter P. Havenstein (U.S. citizen)	Chief Operating Officer
Ian King	Chief Operating Officer, UK/ Rest of the World
David Parkes	Company Secretary
George Rose	Group Finance Director
Michael Turner	Chief Executive Officer